Mail Stop 4561

August 18, 2006

*By U.S. Mail and Facsimile to (212)902-9909*

Mr. David Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York  10004

> **Re:   The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 25, 2005**
> **Filed February 7, 2006**
> **File No. 001-14965**

Dear Mr. Viniar:

We have reviewed your response dated July 20, 2006, and have the following additional comments.  Where indicated, we think you should revise your future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 25, 2005

Consolidated Statements of Earnings, page 102

1.  We note your response to comment 1 of our letter dated June 29, 2006.  You indicate that you track operating expenses related to investment banking, trading and principal investments, and asset management and securities services.  Please tell us whether you track expenses in such a way that would enable you to segregate your costs of revenues (both direct and allocated indirect costs) from

selling, general, and administrative expenses consistent with Rule 5-03 of
Regulation S-X.

2. We note that you present revenues, net of interest expense and costs of power
   generation.  Your response does not identify any supporting guidance for this
   presentation, which does not appear consistent with Rule 5-03 of Regulation S-X
   or the format prescribed by the Broker Dealer Guide.  We continue to believe this
   subtotal is inappropriate.  Please revise your presentation accordingly.

Note 3: Financial Instruments
Derivative Instruments, page 118

3. We note your response to prior comment 5.  In your response you state that you
   utilize the long-haul method of evaluating the effectiveness of *substantially* all of
   your hedging relationships.  Please describe to us the types of hedging
   relationships for which you are not using the long-haul method to assess
   effectiveness.  For each of these hedges, please tell us whether you are using the
   shortcut method or matched terms and explain how you have met the
   requirements of paragraphs 68 or 65 of SFAS 133 to qualify for such treatment.

4. We note your response to prior comment 5.  In your response you state that you
   utilize scenario analyses to prospectively assess hedge effectiveness.  Please
   revise your future filings to more clearly explain this type of prospective
   assessment.   In addition, please tell us how you determined that the use of a
   scenario analysis to prospectively assess effectiveness was consistent with DIG
   Issue E7.

Form 10-Q for the Fiscal Quarter Ended May 26, 2006

Trading and Principal Investments
Three Months Ended May 2006 versus May 2005, page 68

5. You disclose that you recognized a gain of $700 million related to the sale of your
   power generation facility, East Coast Power, LLC.  Please tell us how you have
   considered the guidance in SFAS 144 in determining whether the sale of this
   facility warrants discontinued operations presentation.

*       *       *

As appropriate, please revise your future filings, and respond to these comments
within 10 business days or tell us when you will provide us with a response.  Please
provide us with your response to our comments along with drafts of the proposed

revisions to be included in your future filings.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Angela Connell
Senior Accountant